                                                                 Morgan Stanley
                                                                 Charter Series

      July 2006
      Monthly Report

This Monthly Report supplements the Charter Funds' Prospectus dated May 1, 2006.

                                                        Issued: August 31, 2006

[LOGO] Morgan Stanley

MORGAN STANLEY CHARTER SERIES

HISTORICAL FUND PERFORMANCE

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the compound annualized return since inception for each Fund. Past performance is no guarantee of future results.

                                                                                                          INCEPTION-  COMPOUND
                                                                                                           TO-DATE   ANNUALIZED
                   1994    1995 1996 1997 1998   1999    2000  2001    2002   2003  2004   2005    2006     RETURN     RETURN
FUND                %       %    %    %    %      %       %     %       %      %     %      %       %         %          %
-------------------------------------------------------------------------------------------------------------------------------
Charter Campbell    --      --  --    --  --      --      --    --    (4.2)   16.3   3.9   9.7    (2.9)      23.3       5.6
                                                                     (3 mos.)                    (7 mos.)
-------------------------------------------------------------------------------------------------------------------------------
Charter MSFCM...   (7.3)   21.9 4.0  26.2 5.1    (9.2)   23.8 (3.3)    29.1   (5.1) (5.6) (19.6)   1.2       59.2       3.8
                 (10 mos.)                                                                       (7 mos.)
-------------------------------------------------------------------------------------------------------------------------------
Charter Graham..    --      --  --    --  --      2.9    22.0  9.7     36.8   16.1   1.3  (16.1)   2.7       91.1       9.1
                                               (10 mos.)                                         (7 mos.)
-------------------------------------------------------------------------------------------------------------------------------
Charter Millburn    --      --  --    --  --     (7.2)   12.1 (11.3)   21.1   (0.6) (5.3) (0.6)   (2.1)       2.4       0.3
                                               (10 mos.)                                         (7 mos.)
-------------------------------------------------------------------------------------------------------------------------------

DEMETER MANAGEMENT CORPORATION

330 Madison Avenue, 8th Floor
New York, NY 10017
Telephone (212) 905-2700

Morgan Stanley Charter Series
Monthly Report
July 2006

Dear Limited Partner:

  The Net Asset Value per Unit for each of the four Morgan Stanley Charter Series Funds as of July 31, 2006 was as follows:

                                               % CHANGE
                       FUND             N.A.V. FOR MONTH
                       ---------------------------------
                       Charter Campbell $12.33   -0.50%
                       ---------------------------------
                       Charter MSFCM    $15.92   -4.71%
                       ---------------------------------
                       Charter Graham   $19.11   -2.62%
                       ---------------------------------
                       Charter Millburn $10.24   -4.06%
                       ---------------------------------

  Detailed performance information for each Fund is located in the body of the financial report. For each Fund, we provide a trading results by sector chart that portrays trading gains and trading losses for the previous month and year-to-date in each sector in which the Fund participates.

  The trading results by sector charts indicate the monthly and year-to-date composite percentage returns generated by the specific assets dedicated to trading within each market sector in which each Fund participates. Please note that there is not an equal amount of assets in each market sector, and the specific allocations of assets by a Fund to each sector will vary over time within a predetermined range. Below each chart is a description of the factors that influenced trading gains and trading losses within each Fund during the previous month.

  Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation, 330 Madison Ave., 8th Floor, New York, NY 10017, or your Morgan Stanley Financial Advisor.

  I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,
/s/ Walter J. Davis
Walter J. Davis
Chairman of the Board of Directors and President
Demeter Management Corporation
General Partner for
Morgan Stanley Charter Campbell L.P.
Morgan Stanley Charter MSFCM L.P.
Morgan Stanley Charter Graham L.P.
Morgan Stanley Charter Millburn L.P.

MORGAN STANLEY CHARTER CAMPBELL L.P.

                                    [CHART]

                   Month ended              YTD ended
                  July 31, 2006            July 31, 2006
                   ------------            ------------
Currencies              0.73%                  -6.14%
Interest Rates         -0.95%                   1.47%
Stock Indices           0.02%                   0.90%
Energies               -0.24%                   0.78%
Metals                  0.21%                   2.36%











Note: Reflects trading results only and does not include fees or interest income.

During the month the Fund incurred losses across the global interest rate and energy sectors. These losses were partially offset by gains generated in the currency, metals, and global stock index sectors.

Within the global interest rate futures markets, short positions in short-term U.S. and European fixed-income futures incurred losses as prices reversed higher on renewed expectations of a pause in U.S. interest rate hikes after the U.S. Federal Reserve's Beige Book showed slowing economic growth and the U.S. Gross Domestic Product report came in lower-than-expected. Further losses were incurred from short positions in German interest rate futures as prices were boosted amid the European Central Bank's decision to keep its interest rate unchanged at 2.75%.

Smaller losses in the energy markets were incurred from long futures positions in crude oil and its related products as prices moved lower after weaker-than-expected U.S. economic data led investors to believe that energy demand would be negatively affected. Meanwhile, short positions in natural gas futures incurred losses as prices moved higher in July after hot weather across much of the U.S boosted demand.

MORGAN STANLEY CHARTER CAMPBELL L.P.
(continued)


Within the currency sector, gains were experienced from long positions in the Australian dollar and British pound versus the U.S. dollar as the value of the U.S. dollar weakened after a government report showed the U.S. economy was weaker-than- expected, thereby, reinforcing investor speculation that the U.S. Federal Reserve was near the end of its cycle of interest rate increases. Additionally, the Australian dollar strengthened amid expectations of another interest rate hike by the Reserve Bank of Australia, while the British pound strengthened on solid housing and consumer-price data out of the United Kingdom. Additional gains were experienced from short positions in the Canadian dollar versus the U.S. dollar as the value of the Canadian dollar dropped sharply after the decision by the Bank of Canada to keep interest rates steady. Finally, short positions in the Swiss franc relative to the U.S. dollar recorded gains as the value of the franc decreased in tangent with the euro.

Within the metals sector, gains were experienced from long positions in copper futures as prices climbed higher on reports of weak global stockpiles and concerns regarding labor disputes in Chile, the world's largest producer. Meanwhile, long positions in gold futures recorded gains as prices increased on weakness in the U.S. dollar.

Within the global stock index sector, gains were recorded from short positions in Nasdaq 100 Index futures as prices fell amid profit warnings from technology companies and worries about slowing economic growth in the U.S. and geopolitical instability in the Middle East. Elsewhere in the global equity index markets, long positions in Hong Kong stock index futures experienced gains as prices moved higher on news that Gross Domestic Product in China surged to 10.9% in the first six months of this year.

MORGAN STANLEY CHARTER MSFCM L.P.

                                    [CHART]

                   Month ended              YTD ended
                  July 31, 2006            July 31, 2006
                   ------------            ------------
Currencies            -1.60%                  -1.77%
Interest Rates        -1.74%                   1.97%
Stock Indices          0.00%                  -1.53%
Energies              -1.35%                  -4.66%
Metals                 0.06%                   9.88%
Agriculturals          0.16%                   0.57%










Note: Reflects trading results only and does not include fees or interest income.

During the month, the Fund incurred losses across the global interest rate, currency, and energy sectors. These losses were partially offset by small gains generated in the agricultural and metals sectors.

Within the global interest rate sector, losses were incurred from short positions in U.S., German, and British fixed-income futures as prices moved higher on significant geopolitical concerns after North Korea conducted long-range missile tests, terrorist bombings aboard commuter trains in Bombay, India and fears of an escalating conflict in the Middle East. Additionally, U.S. fixed-income prices rose on renewed expectations of a pause in U.S. interest rate hikes. Elsewhere in the global interest rate futures markets, German interest rate futures were boosted as the European Central Bank kept its interest rate unchanged at 2.75%, while British fixed income futures prices increased on weaker-than-expected housing data and the Bank of England's decision to keep interest rates steady in that country.

MORGAN STANLEY CHARTER MSFCM L.P.
(continued)


Within the currency markets, losses were incurred from short U.S. dollar positions against the euro, Swiss franc, and Swedish krona as the U.S. dollar strengthened against these currencies, primarily due to a narrower-than-expected May U.S. trade deficit. Furthermore, the value of the euro moved lower after the European Central Bank decided to keep the interest rate unchanged. Additional losses were recorded towards the end of the month from newly established short positions in the Swiss franc and Swedish krona, as well as existing short positions in the Japanese yen relative to the U.S. dollar, as the value of the U.S. dollar moved lower on fears of a slowing economy and weaker-than-expected U.S. Gross Domestic Product growth, thus supporting speculation that the U.S. Federal Reserve will end its cycle of interest rate increases.

Within the energy markets, losses were incurred from long futures positions in crude oil and its related products as prices moved lower after weaker-than-expected U.S. economic data led investors to believe that energy demand would be negatively affected. Elsewhere in the energy markets, short positions in natural gas futures incurred losses as prices moved higher after hot weather across much of the U.S. boosted demand.

Within the agricultural markets, short positions in sugar futures experienced gains as prices declined after the U.S. Department of Agriculture released a report showing ethanol-production using sugarcane is more costly than expected. Smaller gains were recorded from short positions in coffee futures as positive weather outlooks in Brazil pulled prices lower. Elsewhere in the agricultural complex, gains were recorded from short positions in soybean meal futures as prices fell sharply amid drought-breaking rains and cooler temperatures in the U.S. Midwest.

Small gains were experienced within the metals sector from long positions in nickel futures as prices advanced on forecasts for consistently strong demand from China. Short positions in aluminum futures achieved gains towards the end of the month as a slowing global economy sent prices lower.

MORGAN STANLEY CHARTER GRAHAM L.P.

                                    [CHART]

                   Month ended              YTD ended
                  July 31, 2006            July 31, 2006
                   ------------            ------------
Currencies            -0.70%                   -6.46%
Interest Rates        -1.28%                    7.07%
Stock Indices          0.16%                    3.02%
Energies              -0.62%                   -1.05%
Metals                -0.12%                    2.73%
Agriculturals          0.15%                   -1.45%











Note: Reflects trading results only and does not include fees or interest income.

During the month, the Fund incurred losses across the global interest rate, currency, energy, and metals sectors. These losses were partially offset by gains generated in the global stock index and agricultural markets.

Within the global interest rate futures markets, short positions in U.S., German, and British fixed-income futures incurred losses as prices rallied amid geopolitical concerns after North Korea conducted long-range missile tests, terrorist bombings aboard commuter trains in Bombay, India and fears of an escalating conflict in the Middle East. In addition, prices were boosted by U.S. Federal Reserve Chairman Ben Bernanke's testimony before Congress, which eased fears of accelerating inflation and suggested that interest rate increases may come to a pause at the next U.S. Federal Reserve meeting in August. Elsewhere in the global interest rate sector, German and British fixed-income futures were pressured higher on news that the European Central Bank and the Bank of England kept interest rates unchanged.

MORGAN STANLEY CHARTER GRAHAM L.P.
(continued)


Within the currency markets, long positions in the euro versus the U.S. dollar incurred losses as the U.S. dollar strengthened against its major rivals, primarily due to a narrower-than-expected May U.S. trade deficit. Furthermore, the value of the euro moved lower after the European Central Bank decided to keep its interest rate unchanged despite concerns about the rising core rate of inflation. Elsewhere in the currency sector, short positions in the New Zealand dollar versus the U.S. dollar recorded losses as the value of the New Zealand dollar increased against the U.S. dollar in tandem with higher commodity prices and strong economic growth. Finally, losses were incurred from short positions in the Mexican peso at the beginning of the month as the peso gained sharply on the U.S. dollar after the free market candidate, Felipe Calderon, was declared the winner of Mexico's Presidential election. Newly established long positions in the Mexican peso incurred additional losses at the end of the month as the peso weakened against the U.S. dollar, weighed down by fears of a slowing U.S. economy.

Additional losses were experienced within the energy markets from short positions in natural gas futures as prices moved higher amid hot weather across much of the U.S. and news of a decline in domestic supplies. Smaller losses were incurred in the metals markets from long positions in nickel futures as prices declined temporarily during mid-month on speculative selling.

Gains were experienced across the global stock index and agricultural markets. Within the global indices, short positions in Nasdaq 100 Index futures experienced gains as prices moved lower on surprisingly weaker-than-expected economic data. In addition, U.S. equity prices were pressured lower amid fears regarding high energy prices and the previously mentioned geopolitical tensions. Within the agricultural sector, short positions in soybean meal futures experienced gains as prices decreased on weak export data. Additional gains were recorded from short positions in corn futures as prices closed lower amid drought-breaking rains and cooler temperatures in the U.S. Midwest.

MORGAN STANLEY CHARTER MILLBURN L.P.

                                    [CHART]

                   Month ended              YTD ended
                  July 31, 2006            July 31, 2006
                  -------------            -------------
Currencies            -1.53%                   -8.08%
Interest Rates        -2.45%                    3.51%
Stock Indices          0.38%                    0.00%
Energies              -0.45%                   -0.54%
Metals                 0.42%                    7.05%
Agriculturals         -0.22%                   -1.42%


Note: Reflects trading results only and does not include fees or interest income.

During the month, the Fund incurred losses across the global interest rate, currency, energy, and agricultural sectors. These losses were partially offset by gains generated in the metals and global stock index markets.

Within the global interest rate markets, losses were recorded from short positions in U.S., European, and Canadian fixed-income futures as prices reversed higher on significant geopolitical concerns after North Korea conducted long-range missile tests, terrorist bombings aboard commuter trains in Bombay, India, and fears of an escalating conflict in the Middle East. In addition, prices were boosted by U.S. Federal Reserve Chairman Ben Bernanke's testimony before Congress, which eased fears of accelerating inflation and suggested that interest rate increases may come to a pause at the next U.S. Federal Reserve meeting in August. Elsewhere in the global interest rate markets, British, German, and Canadian fixed-income futures were pressured higher on news that the Bank of England, the European Central Bank, and the Bank of Canada kept interest rates unchanged.

MORGAN STANLEY CHARTER MILLBURN L.P.
(continued)


Within the currency markets, long positions in the euro versus the Mexican peso and Turkish lira incurred losses as the value of the euro moved lower after the European Central Bank decided to keep its interest rate unchanged despite concerns about the rising core rate of inflation. Additional losses in the currency markets were incurred from long positions in the Japanese yen versus the New Zealand dollar as the value of the yen fell on concerns that although Japan has ended its "ultra-easy" interest rate policy, rates will not continue to increase. Finally, losses were incurred from short positions in the British pound as it strengthened against the Swedish krona on solid housing and consumer-price data out of the United Kingdom.

Within the energy markets, losses were incurred from long futures positions in crude oil and its related products as prices moved lower after weaker-than-expected U.S. economic data led investors to believe that energy demand would be negatively affected. Elsewhere in the energy markets, short positions in natural gas futures incurred losses as prices moved higher in July after hot weather across much of the U.S. boosted demand.

Within the agricultural markets, long positions in cocoa futures incurred losses as prices fell from a three-year high due to reports of adequate supplies and profit-taking. Long positions in sugar futures also incurred losses as prices moved lower on a report released by the U.S. Department of Agriculture showing ethanol-production using sugarcane is more costly than expected. Additional losses were experienced from short positions in cotton futures as prices reversed higher on positive demand, better-than-projected exports, and continuing drought conditions in the U.S. cotton belt.

Within the metals markets, gains were experienced from long positions in copper and nickel futures as prices climbed higher on reports of weak global stockpiles, consistently strong global demand, and lower-than-forecasted production. In addition, prices were boosted by news of labor disputes at mining facilities in Chile and Canada.

Within the global stock index sector, gains were recorded from short positions in Nasdaq 100 Index futures as prices fell amid profit warnings from technology companies and worries about slowing economic growth in the U.S. and the aforementioned geopolitical concerns. Elsewhere in the global equity index markets, long positions in Hong Kong stock index futures experienced gains as prices moved higher on news that Gross Domestic Product in China surged to 10.9% in the first six months of this year.

MORGAN STANLEY CHARTER SERIES

STATEMENTS OF OPERATIONS
FOR THE MONTH ENDED JULY 31, 2006 (UNAUDITED)

                                      Morgan Stanley              Morgan Stanley               Morgan Stanley
                                   Charter Campbell L.P.        Charter MSFCM L.P.          Charter Graham L.P.
                                --------------------------  --------------------------  ---------------------------
                                             Percentage of               Percentage of                Percentage of
                                             July 1, 2006                July 1, 2006                 July 1, 2006
                                               Beginning                   Beginning                    Beginning
                                  Amount    Net Asset Value   Amount    Net Asset Value    Amount    Net Asset Value
                                ----------  --------------- ----------  --------------- -----------  ---------------
                                    $              %            $              %             $              %
INVESTMENT INCOME
  Interest income (Note 2)       1,844,997        .43          546,021         .41        1,800,822         .41
                                ----------       ----       ----------       -----      -----------       -----

EXPENSES
  Brokerage fees (Note 2)        2,127,027        .50          663,776         .50        2,172,403         .50
  Management fees (Note 2 & 3)     939,436        .22          221,259         .16          724,136         .16
                                ----------       ----       ----------       -----      -----------       -----
   Total Expenses                3,066,463        .72          885,035         .66        2,896,539         .66
                                ----------       ----       ----------       -----      -----------       -----

NET INVESTMENT LOSS             (1,221,466)      (.29)        (339,014)       (.25)      (1,095,717)       (.25)
                                ----------       ----       ----------       -----      -----------       -----

TRADING RESULTS
Trading profit (loss):
  Realized                       1,403,224        .33        1,869,867        1.41       (2,152,394)       (.50)
  Net change in unrealized      (2,305,947)      (.54)      (7,788,886)      (5.87)      (8,117,106)      (1.87)
                                ----------       ----       ----------       -----      -----------       -----
   Total Trading Results          (902,723)      (.21)      (5,919,019)      (4.46)     (10,269,500)      (2.37)
                                ----------       ----       ----------       -----      -----------       -----

NET LOSS                        (2,124,189)      (.50)      (6,258,033)      (4.71)     (11,365,217)      (2.62)
                                ==========       ====       ==========       =====      ===========       =====

                                      Morgan Stanley
                                   Charter Millburn L.P.
                                --------------------------
                                             Percentage of
                                             July 1, 2006
                                               Beginning
                                  Amount    Net Asset Value
                                ----------  ---------------
                                    $              %
INVESTMENT INCOME
  Interest income (Note 2)         188,149         .41
                                ----------       -----

EXPENSES
  Brokerage fees (Note 2)          228,137         .50
  Management fees (Note 2 & 3)      76,047         .16
                                ----------       -----
   Total Expenses                  304,184         .66
                                ----------       -----

NET INVESTMENT LOSS               (116,035)       (.25)
                                ----------       -----

TRADING RESULTS
Trading profit (loss):
  Realized                          65,491         .14
  Net change in unrealized      (1,802,930)      (3.95)
                                ----------       -----
   Total Trading Results        (1,737,439)      (3.81)
                                ----------       -----

NET LOSS                        (1,853,474)      (4.06)
                                ==========       =====

MORGAN STANLEY CHARTER SERIES

STATEMENTS OF CHANGES IN NET ASSET VALUE
FOR THE MONTH ENDED JULY 31, 2006 (UNAUDITED)

                            MORGAN STANLEY                        MORGAN STANLEY                       MORGAN STANLEY
                         CHARTER CAMPBELL L.P.                  CHARTER MSFCM L.P.                   CHARTER GRAHAM L.P.
                 ------------------------------------  -----------------------------------  ------------------------------------
                      UNITS         AMOUNT    PER UNIT     UNITS         AMOUNT    PER UNIT      UNITS         AMOUNT    PER UNIT
                 --------------  -----------  -------- -------------  -----------  -------- --------------  -----------  --------
                                      $          $                         $          $                          $          $

Net Asset Value,
 July 1, 2006    34,328,393.507  425,405,331   12.39   7,944,372.053  132,755,215   16.71   22,137,311.028  434,480,653   19.63

Net Loss               --         (2,124,189)   (.06)        --        (6,258,033)   (.79)        --        (11,365,217)   (.52)
Redemptions        (257,168.158)  (3,170,883)  12.33     (64,857.453)  (1,032,531)  15.92     (198,390.207)  (3,791,237)  19.11
Subscriptions          --             --         --       59,307.766      944,180   15.92      229,377.907    4,383,412   19.11
                 --------------  -----------           -------------  -----------           --------------  -----------
Net Asset Value,
 July 31, 2006   34,071,225.349  420,110,259   12.33   7,938,822.366  126,408,831   15.92   22,168,298.728  423,707,611   19.11
                 ==============  ===========           =============  ===========           ==============  ===========

                           MORGAN STANLEY
                        CHARTER MILLBURN L.P.
                 ----------------------------------
                     UNITS        AMOUNT    PER UNIT
                 -------------  ----------  --------
                                    $          $

Net Asset Value,
 July 1, 2006    4,274,878.166  45,627,335   10.67

Net Loss               --       (1,853,474)   (.43)
Redemptions        (39,746.532)   (407,004)  10.24
Subscriptions       57,204.353     585,773   10.24
                 -------------  ----------
Net Asset Value,
 July 31, 2006   4,292,335.987  43,952,630   10.24
                 =============  ==========

  The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION.  Morgan Stanley Charter Campbell L.P. ("Charter Campbell"),
Morgan Stanley Charter MSFCM L.P. ("Charter MSFCM"), Morgan Stanley Charter Graham L.P. ("Charter Graham"), and Morgan Stanley Charter Millburn L.P. ("Charter Millburn") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures contracts, options on futures and forward contracts, and forward contracts on physical commodities and other commodity interests, including, but not limited to, foreign currencies, financial instruments, metals, energy, and agricultural products (collectively, "Futures Interests").
  The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW Inc. ("Morgan Stanley DW"). The clearing commodity brokers are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). For Charter Campbell, Morgan Stanley Capital Group Inc. ("MSCG") acts as the counterparty on all of the options on foreign currency forward contracts. The trading advisor for Charter MSFCM is VK Capital Inc. ("VK Capital," or the "Trading Advisor"), Demeter, Morgan Stanley DW, MS & Co.,
MSIL, MSCG, and VK Capital are wholly-owned subsidiaries of Morgan Stanley.
  Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the limited partners based on their proportional ownership interests.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


USE OF ESTIMATES. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

REVENUE RECOGNITION. Futures Interests are open commitments until settlement date, at which time they are realized. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized trading profit (loss) on open contracts from one period to the next on the Statements of Operations. Monthly, Morgan Stanley DW credits each Partnership with interest income on 100% of its average daily funds held at Morgan Stanley DW. In addition, Morgan Stanley DW credits each Partnership with 100% of the interest income Morgan Stanley DW receives from MS & Co. and MSIL with respect to such Partnership's assets deposited as margin. The interest rates used are equal to that earned by Morgan Stanley DW on its U.S. Treasury bill investments. For purposes of such interest payments, Net Assets do not include monies owed to the Partnerships on forward contracts and other Futures Interests.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)

  The Partnerships' functional currency is the U.S. dollar; however, they transact business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the Statements of Changes in Net Asset Value. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation to U.S. dollars are reported in income currently.

NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

BROKERAGE AND RELATED TRANSACTION FEES AND COSTS. Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 6% of the Partnership's Net Assets as of the first day of each month (a 6% annual rate). Such fees currently cover all brokerage fees, transaction fees and costs, and ordinary administrative and offering expenses.

OPERATING EXPENSES. The Partnerships incur monthly management fees and may incur an incentive fee. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees, and other related expenses are borne by Morgan Stanley DW through the brokerage fees paid by the Partnerships.

CONTINUING OFFERING. Units of each Partnership except Charter Campbell are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month. No selling commissions or charges related to the continuing offering of Units are paid by the limited partners or the Partnerships. Morgan Stanley DW pays all such costs.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)

  Effective May 1, 2006, Charter Campbell no longer accepts any subscriptions for Units in the Partnership.

REDEMPTIONS. Limited partners may redeem some or all of their Units at 100% of the Net Asset Value per Unit as of the end of the last day of any month that is at least six month after the closing at which a person first becomes a limited partner. The Request for Redemption must be delivered to a limited partner's local Morgan Stanley Branch Office in time for it to be forwarded and received by Demeter no later than 3:00 p.m., New York City time, on the last day of the month in which the redemption is to be effective. Redemptions must be made in whole Units, with a minimum of 100 Units required for each redemption, unless a limited partner is redeeming his entire interest in a particular Partnership.
  Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge. The foregoing redemption charges are paid to Morgan Stanley DW.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)

  In the June 2006 monthly closing for Charter Campbell, a limited partner inadvertently requested a redemption of the interest in the Partnership. The redemption was corrected in the July 2006 monthly closing by reissuing the redeemed Units of Charter Campbell in the form of a subscription to the Partnership. Therefore, this transaction has been netted against July 2006 redemptions, which as a result presents a smaller redemption amount on these financial statements.

EXCHANGES. On the last day of the first month which occurs more than six months after a person first becomes a limited partner in each Partnership except Charter Campbell, and at the end of each month thereafter, limited partners may exchange their investment among Charter
MSFCM, Charter Graham, and Charter Millburn (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.
  Effective May 1, 2006, Charter Campbell no longer accepts any exchanges of Units from any other Charter Series Fund for Units of Charter Campbell.

DISTRIBUTIONS. Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date. Demeter does not intend to make any distributions of the Partnerships' profits.

INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


DISSOLUTION OF THE PARTNERSHIPS. Charter MSFCM will terminate on December 31, 2025 and Charter Campbell, Charter Graham, and Charter Millburn will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS
Each Partnership pays brokerage fees to Morgan Stanley DW as described in Note
1. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co., and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.
  Demeter, on behalf of Charter MSFCM and itself, entered into a Management Agreement with VK Capital to make all trading decisions for the Partnership. Charter MSFCM pays management and incentive fees (if any) to VK Capital.

--------------------------------------------------------------------------------
3. TRADING ADVISORS
Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:

Morgan Stanley Charter Campbell L.P.
  Campbell & Company, Inc.

Morgan Stanley Charter MSFCM L.P.
  VK Capital Inc.

Morgan Stanley Charter Graham L.P.
  Graham Capital Management, L.P.

Morgan Stanley Charter Millburn L.P.
  Millburn Ridgefield Corporation

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(concluded)


Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

MANAGEMENT FEE. Charter MSFCM, Charter Graham, and Charter Millburn each pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2% (a 2% annual rate) of the Partnership's Net Assets under management by each trading advisor as of the first day of each month.
  Charter Campbell pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2.65% (a 2.65% annual rate) of the Partnership's Net Assets under management as of the first day of each month.

INCENTIVE FEE. Each Partnership's incentive fee is equal to 20% of trading profits, paid on a quarterly basis for Charter MSFCM, and paid on a monthly basis for Charter Campbell, Charter Graham, and Charter Millburn.
  Trading profits represent the amount by which profits from futures, forwards, and options trading exceed losses after brokerage and management fees are deducted. When a Trading Advisor experiences losses with respect to Net Assets as of the end of a calendar month, or calendar quarter with respect to Charter MSFCM, the Trading Advisor must recover such losses before that Trading Advisor is eligible for an incentive fee in the future.

Managed futures investments are speculative, involve a high degree of risk, use significant leverage, are generally illiquid, have substantial charges, are subject to conflicts of interest, and are suitable only for the risk capital portion of an investor's portfolio. Before investing in any managed futures investment, qualified investors should read the prospectus or offering documents carefully for additional information with respect to charges, expenses, and risks. Past performance is no guarantee of future results.

                    Demeter Management Corporation
                    330 Madison Avenue, 8/th/ Floor
                    New York, NY 10017



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